UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

HEARTLAND PAYMENT SYSTEMS, INC.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

42235N108
(CUSIP Number)

September 30, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	names of Reporting Persons The D3 Family Fund, L.P.
2.	check the appropriate box if a member of a group	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization Washington
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 299,225 common shares (0.80%)
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 299,225
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 299,225; for all reporting persons as a group, 2,063,260 shares
10.	check box if the aggregate amount in row (9) excludes certain shares	☐
11.	percent of class represented by amount in row (9)	5.51%
12.	type of Reporting Person	PN

1.	names of Reporting Persons The D3 Family Bulldog Fund, L.P.
2.	check the appropriate box if a member of a group	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization Washington
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 1,284,795 common shares (3.43%)
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 1,284,795
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 1,284,795; for all reporting persons as a group, 2,063,260 shares
10.	check box if the aggregate amount in row (9) excludes certain shares	☐
11.	percent of class represented by amount in row (9)	5.51%
12.	type of Reporting Person	PN

Page 3 of 11 Pages

1.	names of Reporting Persons The D3 Family Canadian Fund, L.P.
2.	check the appropriate box if a member of a group	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization Washington
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 132,235 common shares (0.35%)
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 132,235
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 132,235; for all reporting persons as a group, 2,063,260 shares
10.	check box if the aggregate amount in row (9) excludes certain shares	☐
11.	percent of class represented by amount in row (9)	5.51%
12.	type of Reporting Person	PN

Page 4 of 11 Pages

1.	names of Reporting Persons The DIII Offshore Fund, L.P.
2.	check the appropriate box if a member of a group	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization Bahamas
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 347,005 common shares (0.93%)
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 347,005
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 347,005; for all reporting persons as a group, 2,063,260 shares
10.	check box if the aggregate amount in row (9) excludes certain shares	☐
11.	percent of class represented by amount in row (9)	5.51%
12.	type of Reporting Person	PN

Page 5 of 11 Pages

1.	names of Reporting Persons Nierenberg Investment Management Company, Inc.
2.	check the appropriate box if a member of a group	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization Washington
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 2,063,260 common shares (5.51%)
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 2,063,260
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 2,063,260; for all reporting persons as a group, 2,063,260 shares
10.	check box if the aggregate amount in row (9) excludes certain shares	☐
11.	percent of class represented by amount in row (9)	5.51%
12.	type of Reporting Person	CO

Page 6 of 11 Pages

1.	names of Reporting Persons Nierenberg Investment Management Offshore, Inc.
2.	check the appropriate box if a member of a group	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization Bahamas
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 347,005 common shares (0.93%)
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 347,005
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 347,005; for all reporting persons as a group, 2,063,260 shares
10.	check box if the aggregate amount in row (9) excludes certain shares	☐
11.	percent of class represented by amount in row (9)	5.51%
12.	type of Reporting Person	CO

Page 7 of 11 Pages

1.	names of Reporting Prsons David Nierenberg
2.	check the appropriate box if a member of a group	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization United Stated of America
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 2,063,260 common shares (5.51%)
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 2,063,260
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 2,063,260; for all reporting persons as a group, 2,063,260 shares
10.	check box if the aggregate amount in row (9) excludes certain shares	☐
11.	percent of class represented by amount in row (9)	5.51%
12.	type of Reporting Person	IN

Page 8 of 11 Pages

Item 1.

(a)	Name of Issuer:

Heartland Payment Systems, Inc

(b)	Address of Issuer's Principal Executive Offices:

90 Nassau Street, Princeton, NJ 08542

Item 2.

(a), (c)	Name of Person Filing and Citizenship:

The D3 Family Fund, L.P., a Washington limited partnership;

The D3 Family Bulldog Fund, L.P., a Washington limited partnership;

The D3 Family Canadian Fund, L.P., a Washington limited partnership;

The DIII Offshore Fund, L.P., a Bahamas limited partnership;

Nierenberg Investment Management Company, Inc., a Washington corporation (“NIMCO”) which is the sole general partner of those D3 Funds organized under the law of the State of Washington;

Nierenberg Investment Management Offshore, Inc., which is a wholly-owned subsidiary of NIMCO and is the sole general partner of the D3 Funds organized under the law of The Bahamas;

David Nierenberg, a United States citizen, who is the President of each of the two general partners.

(b)	Address of Principal Business Office or, if None, Residence:

The business address of each of the Reporting Persons is 19605 N.E. 8th Street, Camas, Washington  98607.

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 42235N108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: N/A

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

Page 9 of 11 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The Reporting Persons, in the aggregate, beneficially own 2,063,260 Shares, constituting approximately 5.51% of the outstanding Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

Exhibit 1 hereto is the Joint Filing Agreement among the Reporting Persons dated March 5, 2008 pursuant to which all of the Reporting Persons have authorized the filings under Regulation 13D-G and amendments thereto as a group.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P., D3 Family Bulldog
Fund, L.P., and D3 Family Canadian Fund, L.P.

	By:	Nierenberg Investment Management
Company, Inc.

Its: General Partner

October 09, 2009	By:	/s/ David Nierenberg
David Nierenberg, President

DIII Offshore Fund, L.P.

	By:	Nierenberg Investment Management
Offshore, Inc.

	Its:	General Partner

October 09, 2009	By:	/s/ David Nierenberg
David Nierenberg, President

Nierenberg Investment Management
Company, Inc.

October 09, 2009	By:	/s/ David Nierenberg
David Nierenberg, President

Nierenberg Investment Management
Offshore, Inc.

October 09, 2009	By:	/s/ David Nierenberg
David Nierenberg, President

October 09, 2009	/s/ David Nierenberg
David Nierenberg

(Page 11 of 11 Pages)